                                            Filed pursuant to Rule 425 under the
                                            Securities Act of 1933 and deemed
                                            filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934

                                            Subject Company:  webMethods, Inc.

                                            Commission File No. 001-15681


The following is the textual rendition of a slide presentation about the proposed merger announced by webMethods, Inc. and Active Software, Inc. to be made to a group of market analysts on May 25, 2000 by Phillip Merrick, President and Chief Executive Officer of webMethods, Inc, Mary Dridi, Chief Financial Officer of webMethods, Inc. and R. James Green, Chief Executive Officer and Chairman of the Board of Active Software, Inc. See below to find out where you can find additional information.

                               SLIDE PRESENTATION

SLIDE 1:

                       webMethods Acquires Active Software

                          Defining Business Integration

SLIDE 2:

                          Defining Business Integration

- Acquisition accelerates business integration over the Internet

  -    In 1996, Active Software defined EAI, Enterprise Application Integration
  -    In 1997, webMethods defined B2Bi, Business-to-Business Integration
  -    In 2000, webMethods and Active Software combine to define Business
       Integration

- Acquisition changes the landscape of e-business infrastructure

  - Offering a single infrastructure to unite a company's internal business processes and integrate across trading networks

  - webMethods offers first complete solution for end-to-end business integration to Global 2000 companies

  - Solving integration challenges by eliminating the need for multiple integration vendors


SLIDE 3:

               Complete Internal and External Business Integration

Graphic:  Your Global 2000 Company

         The graphic is divided into two dark rectangular planes. The space on the left side of the graphic is labeled Internal Business Processes; the space on the right is labeled Trading Network. In the center of the space depicting Internal Business Processes, on the plane labeled TCP/IP Network, is the webMethods cog representing webMethods Business Integration Solutions. Emanating from the cog are seven lit paths with arrows pointing toward and away from the central cog. Six of the paths have graphics on them labeled as follows from top right to bottom left: Legacy/Mainframe Systems; Packaged Front Office and Back Office Systems; Any ERP System; E-Commerce Systems; Relational Database Systems; Custom

Applications; and Other. The seventh path crosses over to the space labeled Trading Network, where it breaks into seven distinct paths on the plane labeled Internet. Each of the seven paths has a graphic at its end labeled as follows running clockwise from top left to bottom left: Supplier Using Legacy Mainframe; Buyer Using Any ERP System; Supplier Using EDI; B2B Marketplace; Buyer Using ODBC Database; Application Service Provider, Supplier with XML website. Arrows point both toward these graphics and away from the graphics back toward the center cog in the Internal Business Processes space.

         Beneath the graphic is the following caption: "webMethods software solutions fully address the integration requirements of Global 2000 companies and industry trading exchanges, both within the enterprise and across business-to-business (B2B) trading networks."

         The Active Software logo is at the bottom left of the slide and the webMethods logo is on the bottom right of the slide.


SLIDE 4:

                               Corporate Synergies

-   Creates overnight the largest pure-play integration solutions vendor
     -     Revenue run rate of almost $100M
     -     350 Blue Chip customers worldwide
     -     Total staff size of nearly 600
     -     Strong both internationally and in US
     -     Unbeatable partnerships:  SAP, Ariba, Commerce One, i2 and Hewlett
           Packard

-   Will create extraordinary shareholder value over the long-term
     -     Domination of a large market - IDC estimates $11.6B market by 2003
     -     Only player with all the pieces
     -     Terrific self-reinforcing momentum as market leader
     -     Opportunity to build an extremely large company


SLIDE 5:

                              Corporate Synergies
                                  (continued)

- Product lines already are integrated
      - Combined sales force can sell total solution immediately
- Combining extraordinary talent and knowledge of two top tier organizations
- Complementary customer base


SLIDE 6:

                                    Analyst Validation

- "This deal represents the integration of two vendors that have solid positions in the two sides of the application integration market...Gartner believes this business combination will result in a company large enough to claim achievement of the critical mass required to support B2B initiatives of any size."

                                             -       Gartner Group, May 22, 2000

- "The purchase fuses together internal and external infrastructure for e-business. webMethods specializes in software that links two or more companies' systems together; Active connects the internal systems of a company. Both are vital pieces of trading exchanges and the e-business economy, as no Business community Integration (BCI) strategy can be carried out today without external and internal integration. Now webMethods can offer all that in one stop."
                                      -      AMR Research

- "This acquisition brings together two infrastructure leaders whose software solutions fully address the integration requirements of Global 2000 companies and industry trading exchanges, both within the enterprise and across business-to-business (b-to-b) trading networks."
                                      -      Current Analysis, May 23, 2000